Weston Financial Services LLC

Statement of Financial Condition
For the Year Ended December 31, 2016

Weston Financial Services LLC

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Fifth Avenue, 7th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McCann — (914) 588-8965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James McCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Financial Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A Review Report regarding included Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AYESHA SIDDIKA
Notary Public - State of New York
NO. 01SI6233225
Qualified in Rockland County
My Commission Expires Dec 27, 2018



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Weston Financial Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of Weston Financial Services, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Weston Financial Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weston Financial Services, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
March 1, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Weston Financial Services LLC

Statement of Financial Condition

At December 31, 2016

ASSETS:	
Cash	$ 260,556
Fees receivable	219,116
Prepaid expenses	5,168
Total Assets	$ 484,840
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES:	
Accrued expenses	$ 239,854
Commissions payable	1,955
Subordinated loan	75,000
Total Liabilities	316,809
MEMBERS' EQUITY	168,031
Total Liabilities and Members' Equity	$ 484,840

See accompanying notes to financial statements.

Weston Financial Services LLC

1. Business

Weston Financial Services LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in selling limited partnerships in primary distributions and private placement of securities.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash
The Company maintains its cash balances at one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Revenue Recognition
The Company recognizes fees when earned. Fee income is received quarterly and recognized monthly on a pro-rata basis. The Company records commissions and marketing fee income from affiliated funds and related expenses as revenue is earned.

Commissions and Fees
Registered representatives of the Company have agreed with the Company to receive a negotiated portion of the fees received by the Company with respect to securities transactions worked on by the registered representative. The Company may receive fees based on a percentage of the investor assets raised, may receive a flat fee, or if the Company introduces investors to an investment fund, the Company may receive a fee based on a percentage of the management and incentive fees received by the fund adviser attributable to the assets invested by such introduced investors. These fees are paid to the Company and then a portion paid to the registered representatives as commissions.

Fees Receivable
Fees receivable are stated at the amount the Company expects to collect. The Company records allowances for doubtful accounts when considered necessary. At December 31, 2016, no allowances were necessary and fees receivable totaled $219,116.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date

2. Significant Accounting Policies, continued

of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes
No income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income in their individual income tax returns. The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. Each of the Company's Federal tax returns filed in the 3-year period ended December 31, 2013 remains subject to examination by the Internal Revenue Service. As of December 31, 2016, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

3. Fee Income

Fee income earned by the Company from one company, amounted to $850,000 (86% of total fee income) for the year ended December 31, 2016. A portion of the fee income is designated as payable to Weston Capital Partners Master Fund II, Ltd. pursuant to agreement. Per agreement, $105,000 of each quarterly payment was payable subject to certain limitation and conditions. There were no payments made in 2016 and the assignee to the agreement has threatened litigation (Note 6). The total amount accrued to cover this obligation during the year ended December 31, 2016 was $175,000 and is included in the statement of financial condition under accrued expenses and in the statement of operations under fund obligations.

4. Related Party Transactions

Subordinated Loan
On December 19, 2014, the Company received a subordinated loan from a member of the Company in the amount of $75,000. The loan matures on December 19, 2017. Interest is payable quarterly at a rate of 10% per annum from the date of the loan and the first interest payment was due in March 2015. For the year ended December 31, 2016, $7,500 has been charged to operations and $9,390 is payable at December 31, 2016 and included in accrued expenses.

Weston Financial Services LLC

5. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule   (Rule   15c3-1),   which   requires   the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2016, the Company had net capital of $20,702 which was $4,581 in excess of its required net capital of $16,121. The Company's aggregate indebtedness to net capital ratio was 11.68 to 1 at December 31, 2016.

6. Threatened Litigation

The Company is in negotiations with Wimbledon Financing Master Fund Ltd., as assignee of Weston Capital Partners Master Fund II, Ltd. (Partners II) which has threatened litigation against the Company arising from non-payment of amounts due under a certain agreement for a portion of certain fees earned. Partners II has threatened to allege claims for breach of contract, unjust enrichment, and aiding and abetting a breach of fiduciary duty, all allegedly arising out of the agreement, and threatened to request (i) unspecified damages or in the alternative specific performance of the agreement, (ii) attorneys fees and (iii) accounting. The Company currently is in discussions to settle the threatened alleged claims and the Company and Partners II have discussed a payment of $175,000 as part of such settlement and is included in the statement of financial condition under accrued expenses and in the statement of operations under fund obligations. Based on consultations with legal counsel, the Company strongly believes that they will settle any alleged dispute on the following terms---the arrears settlement payment (for 2015 and 2016) will be $175,000 and beginning for income earned for the first quarter of 2017, the Company will make payments to Wimbledon Financing Master Fund, Ltd. as assignee of Weston Capital Partners Master Fund II, Ltd. (Partners II) through 2020. In the event that the matter is not resolved, the Company will defend itself vigorously should any claims be brought. The Company believes that upon the ultimate resolution of this matter, there will not be any material impact on the Company's financial position or results of operations.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through March 1, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statement as of December 31, 2016.